UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934

Amendment No.:  *

Name of Issuer:  U.S. Air Group, Inc.

Title of Class of Securities:  Series B Cumulative Convertible
Preferred Stock

CUSIP Number:  911905305

          (Name, Address and Telephone Number of Person
       Authorized To Receive Notices and Communications)

  Mr. Dimitrijevic, c/o Everest Capital Limited, Corner House,
           20 Parliament St., Hamilton HM 12, Bermuda

     (Date of Event which Requires Filing of this Statement)

                          June 13, 1995

If the filing person has previously filed a statement on Schedule
13G to report the acquisition which is the subject of this
Schedule 13D, and is filing this schedule because of
Rule 13d-1(b)(3) or (4), check the following box [   ].

Check the following line if a fee is being paid with this statement X. (A fee is not required only if the filing person:
(1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of class. See Rule 13d-7).

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 911905305

1.  Name of Reporting Person
    S.S. or I.R.S. Identification No. of Above Person

         Everest Capital Limited

2.  Check the Appropriate Box if a Member of a Group

         a.
         b.

3.  SEC Use Only

4.  Source of Funds

         AF

5. Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)

6.  Citizenship or Place of Organization

         Bermuda

Number of Shares Beneficially Owned by Each Reporting Person
With:

7.  Sole Voting Power:

         396,100

8.  Shared Voting Power:


9.  Sole Dispositive Power:

         396,100

10. Shared Dispositive Power:


11. Aggregate Amount Beneficially Owned by Each Reporting Person

         396,100

12. Check Box if the Aggregate Amount in Row (11) Excludes
    Certain Shares

13. Percent of Class Represented by Amount in Row (11)

         9.3%

14. Type of Reporting Person

         CO

The purpose of this Schedule 13D is to report Everest Capital
Limited's (the "Reporting Person") ownership in the Series B
Cumulative Convertible Preferred Shares, in U.S. Air Group, Inc.
(the "Shares") of 9.3% of the Shares outstanding.

Item 1.  Security and Issuer

         The title of the class of equity securities to which this statement relates is: Series B Cumulative
         Convertible Preferred Shares in U.S. Air Group, Inc.

         The name and address of the principal executive and business office of the Issuer is:

         U.S. Air Group, Inc.
         2345 Crystal Drive
         Arlington, Virginia  22227

Item 2.  Identity and Background

         (a)  Everest Capital Limited

         (b)  Corner House, 20 Parliament Street, Hamilton
              HM 12, Bermuda

         (c) The principal business of the Reporting Person is investment management for Everest Capital Fund, L.P., a Delaware limited partnership in which the Reporting Person serves as General Partner and Everest Capital International Ltd., a corporation organized under the laws of the British Virgin Islands.

         (d)  During the last five years, neither the Reporting
              Person nor any person affiliated with the Reporting
              Person has been convicted in any criminal proceeding, excluding traffic violations or similar misdemeanors.

         (e) During the last five years, neither the Reporting Person nor any person affiliated with the Reporting Person has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which it or such person is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

         (f) The Reporting Person is a corporation organized under the laws of Bermuda.

Item 3.  Source and Amount of Funds or Other Consideration.

         As described in Item 2(a) above, the Reporting Person exercises investment discretion with respect to the capital of Everest Capital Fund, L.P. and Everest Capital International Ltd. In that capacity, the Reporting Person purchased the Shares, which are the subject of this Schedule 13D, on behalf of Everest Capital Fund, L.P. and Everest Capital International Ltd. for $14,130,672.20.

Item. 4  Purpose of Transactions.

         The Shares held by the above mentioned entities were acquired for, and are being held for, investment purposes. The acquisitions of the Shares described herein were made in the ordinary course of the Reporting Person's business or investment activities, as the case may be. The Reporting Person, on behalf of the above mentioned entities, reserves the right to purchase additional Shares or to dispose of the Shares in the open market or in privately negotiated transactions or in any other lawful manner in the future and to take whatever action with respect to each of such entities' holdings of the Shares it deems to be in the best interests of such entities.


Item 5.  Interest in Securities of Issuer.

         (a) The Reporting Person beneficially owns 396,100 of the Shares which represents 9.3% of the Issuer's outstanding Shares.

         (b) The Reporting Person has sole power to vote and to dispose of the 396,100 Shares.

         (c) All transactions in the Shares effected by the Reporting Person during the past sixty days were effected in open-market transactions and are set forth in Exhibit A hereto.

         (d) No other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of the Shares.

         (e)  Not applicable.


Item 6.  Contracts, Arrangements, Understandings or
         Relationships with Respect to Securities of the Issuer

         Except as described herein, there are no contracts, arrangements, understandings or relationships between the persons named in Item 2 hereof or between such persons and any other person with respect to any securities of the Issuer.

Item 7.  Material to be Filed as Exhibits.

         Exhibit A.   Schedule of Transactions in the Shares
                      made by the Reporting Person.




         Signature

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

June 26, 1995
____________________________
Date


/s/ Marko Dimitrejevic
____________________________
Signature



Marko Dimitrejevic/President
____________________________
Name/Title

                         EXHIBIT A

                 SCHEDULE OF TRANSACTIONS

                                       Price Per Share
                                         (Excluding
Date               Number of Shares      Commission)
____               _______________     _____________

4/25/95                 17,900              28.99

4/26/95                  1,400              29.00

4/27/95                  3,600              28.41

4/28/95                    400              28.50

5/3/95                   2,200              27.50

5/3/95                   3,000              28.25

5/4/95                  10,000              30.13

5/4/95                  10,000              30.15

5/5/95                   5,000              30.00

5/8/95                   9,900              29.98

5/9/95                     700              30.00

5/10/95                 16,000              30.00

5/15/95                  1,800              30.00

5/16/95                  5,000              29.97

5/17/95                  1,500              29.75

5/17/95                 13,300              30.00

5/18/95                  1,800              29.50

5/19/95                  5,400              29.71

5/22/95                 23,000              31.50

5/24/95                 19,000              34.00

5/31/95                    200              33.75

6/1/95                   5,000              33.96

6/5/95                (10,000)              33.75

6/6/95                  15,000              34.00

6/7/95                   6,500              34.00

6/13/95                 21,300              37.01

6/14/95                    100              37.38

6/15/95                 11,500              39.27

6/16/95                 24,000              39.92

6/19/95                 74,400              41.49

6/20/95                 23,700              40.27

6/21/95                 41,300              41.76
































00119001.BY9